FORM 11-K

(Mark one)

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1998

                                       OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______________ to _______________________.

Commission file number # 001-04364

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A

                               Ryder System, Inc.
                              3600 N.W. 82 Avenue
                              Miami, Florida 33166

                              REQUIRED INFORMATION
                              --------------------

FINANCIAL STATEMENTS                                                    PAGE NO.
--------------------                                                    --------
\bullet\  Independent Auditors' Report                                      2
\bullet\  Statements of Net Assets Available for Plan Benefits
            December 31, 1998 and 1997                                      3
\bullet\  Statements of Changes in Net Assets Available for Plan Benefits
            for the years ended December 31, 1998 and 1997                  4
\bullet\  Notes to Financial Statements                                     5

EXHIBITS
--------
\bullet\  Exhibit Index                                                    16
\bullet\  Independent Auditors' Consent                                    17
\bullet\  Item 27A - Schedule of Assets Held for Investment Purposes
            December 31, 1998                                              18
\bullet\  Item 27d - Schedule of Reportable Transactions
            for the year ended December 31, 1998                           19


                                   SIGNATURE
                                   ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                            RYDER SYSTEM, INC.
                                            EMPLOYEE SAVINGS PLAN A

Date: June 28, 1999                         By: /s/ EDWIN A. HUSTON
                                               --------------------------------
                                            Edwin A. Huston
                                            Vice Chairman

                          INDEPENDENT AUDITORS' REPORT

The Participants and Administrator
Ryder System, Inc. Employee Savings Plan A:

We have audited the accompanying statements of net assets available for plan benefits of Ryder System, Inc. Employee Savings Plan A as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1998 and 1997 and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Miami, Florida
June 25, 1999

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 1998 AND 1997

                                                           1998             1997
                                                       ------------     ------------
Assets
Investments:
  Short-term money market instruments                  $  5,619,021        4,801,205
  Investment contracts, at contract value                36,967,583       37,736,421
  Mutual funds
    (cost: 1998 - $59,750,030; 1997 - $53,174,980)       77,300,464       64,110,059
  Ryder System, Inc. Common Stock
    (cost: 1998 - $13,482,657; 1997 - $11,682,070)       11,371,980       12,480,570
  Participant loans receivable                           10,052,871        9,969,129
                                                       ------------     ------------
      Total investments                                 141,311,919      129,097,384
Contributions receivable and other                          410,592          131,922
                                                       ------------     ------------

      Total assets                                      141,722,511      129,229,306

Other liabilities                                                --           12,158
                                                       ------------     ------------
Net assets available for plan benefits                 $141,722,511      129,217,148
                                                       ============     ============


   The accompanying notes are an integral part of these financial statements.

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A
        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                     1998             1997
                                                 ------------     ------------
Additions to net assets attributed to:
  Investment income:
    Net appreciation in
      fair value of investments                  $  6,197,254       11,531,257
    Dividends                                       4,962,178        3,689,771
    Interest                                        3,218,564        3,338,167
                                                 ------------     ------------
        Net investment income                      14,377,996       18,559,195
                                                 ------------     ------------

  Contributions:
    Employer                                        2,620,077        2,365,977
    Employee                                        8,560,986        8,157,097
                                                 ------------     ------------
        Total contributions                        11,181,063       10,523,074
                                                 ------------     ------------

        Total additions                            25,559,059       29,082,269
                                                 ------------     ------------

Deductions from net assets attributed to:
  Distributions to plan participants               11,252,436       17,826,782
  Transfers to other plans                          1,631,926        6,390,776
  Administrative expenses                             169,334          236,925
                                                 ------------     ------------
        Total deductions                           13,053,696       24,454,483
                                                 ------------     ------------

        Net increase                               12,505,363        4,627,786

Net assets available for plan benefits:
  Beginning of year                               129,217,148      124,589,362
                                                 ------------     ------------
  End of year                                    $141,722,511      129,217,148
                                                 ============     ============

   The accompanying notes are an integral part of these financial statements.

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A
                          NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF PLAN

     The following description of the Ryder System, Inc. Employee Savings Plan A (the "Plan") provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

     GENERAL. The Plan, established January 1, 1984, is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits; and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant's rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

     The Plan Administrator is the Ryder System, Inc. Retirement Committee. Effective July 1, 1997, Fidelity Management Trust Co. became the Plan's trustee and recordkeeper. Prior to July 1, 1997, State Street Bank & Trust Company was the Plan's trustee and recordkeeper.

     ELIGIBILITY. Participation in the Plan is voluntary. Effective October 1, 1998, any non-salaried employee of Ryder System, Inc. (the "Company") is immediately eligible to participate in the Plan. Prior to October 1, 1998, to participate in the Plan, an employee of the Company had to meet certain eligibility requirements related to employment date, age and service hours. In general, non-salaried employees of the Company and participating affiliates are eligible to participate in the Plan. However, an employee who is in a unit of employees represented by a collective bargaining agent is excluded from participation in the Plan unless the unit has negotiated coverage under the Plan. In addition, employees eligible to participate under another Company sponsored qualified savings plan, will be excluded from participation in the Plan.

     CONTRIBUTIONS. Participants may elect to contribute to the Plan by having their compensation reduced by a minimum of 1% of compensation up to a maximum of the lesser of a) 10% or 15% of compensation, depending on an individual's annual salary level, b) $10,000 ($9,500 prior to January 1,
     1998), or c) such other amount as shall be determined by the Plan Administrator from time to time. Participants can also elect a direct rollover of an existing balance from a tax-qualified retirement or savings plan into the Plan.

     If a participant meets certain requirements related to employment date, age, and service hours, the Company will contribute to the participant's account. Begining January 1, 1998, the Company matches 50% of the employee's annual contribution not to exceed the greater of (1) 50% of the first $1,200 in contributions for any plan year, or, (2) 50% of the first 4% (6% if the Company meets its EVA goal) of the employee's compensation for any plan year. In 1998, the Company did not meet its EVA goal; therefore, the Company did not make an additional match. Beginning January 1, 1999, the Company has revised the additional EVA match component so that participants will receive a pro-rata portion of the EVA match based on the portion of the EVA goal attained. Prior to January 1, 1998, the Company match was 50% of employees' annual contribution not to exceed the greater of (1) 50% of the first $1,200 in contributions for any plan year or (2) 50% of the first 3% of the employee's compensation for any plan year. Beginning January 1, 1998, Company contributions are automatically allocated to the Ryder System, Inc. Common Stock Fund and will remain there until the participant terminates employment or reaches age 55, whichever comes first. Prior to January 1, 1998, the Company contributions were allocated based on the participants' investment elections.

     PARTICIPANT ACCOUNTS. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Earnings are currently allocated on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. In 1998, employer contributions were reduced by $52,523 from forfeited nonvested accounts. At December 31, 1998, forfeited nonvested accounts available to reduce future employer contributions totaled $193,851.

     VESTING. Participants are immediately vested in their contributions plus earnings thereon. Upon completion of two years of service, participants vest 25% in the Company contributions and the earnings attributable to such contributions and 25% upon completion of each year thereafter until they are fully vested. At retirement age, a participant becomes fully vested in the Company contributions and the earnings attributable to such contributions.

     INVESTMENT OPTIONS. Participants may elect to contribute to any of thirteen investment options. Participants may transfer among funds on a daily basis.
     Note 4 provides a description of each investment option and a summary of net assets available for plan benefits and changes in net assets available for plan benefits for each investment fund of the Plan as of and for the years ended December 31, 1998 and 1997.

     PARTICIPANT LOANS. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to
     (from) the investment fund from (to) the Participant Loans fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and accrue interest at a rate, which is comparable to those of most major lending institutions. Interest rates vary depending on the current prime interest rate. Principal and interest is paid ratably through payroll deductions. All principal and interest payments are allocated to the Plan's investment funds based on the participant's investment elections at the time of payment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

     DISTRIBUTIONS. On termination of service, if a participant's account balance is greater than $5,000 ($3,500 prior to January 1, 1998), a participant's account is distributed to the participant in the form of a single lump-sum payment upon receipt of participant's consent. Terminated participants whose account balance is less than $5,000 ($3,500 prior to January 1, 1998) receive automatic distributions. As of December 31, 1998 and 1997, amounts allocated to accounts of terminated persons who have not yet been paid totaled $389,787 and $242,269, respectively.

     A participant may request a withdrawal of all or a portion of his elective contribution account balance if he can demonstrate financial hardship. The Plan's recordkeeper approves the request, based on the direction of the Plan Administrator, and the amount withdrawn cannot be subsequently repaid to the Plan. Such amounts will be considered distributions to the participant for income tax purposes.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING. The financial statements of the Plan are prepared on the accrual basis of accounting.

     USE OF ESTIMATES. The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     INVESTMENTS. Short-term money market instruments are stated at cost, which approximates fair value. Investments in fully benefit-responsive insurance company and bank guaranteed investment contracts ("GICs") are stated at contract value which represents cost plus accrued interest. Investments in synthetic GICs (investments for which the Plan owns certain fixed income securities and the contract issuer provides a "wrapper" contract that guarantees a fixed rate of return and provides benefit responsiveness) are also stated at contract value, which is equal to the fair value of the underlying collateral plus the benefit responsive wrap value. Mutual funds are valued at quoted market prices, which represent the net asset value of the securities held in such funds. The Company common stock is valued at its quoted market price. Participant loans receivable are stated at fair value.

     Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the statements of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the related gains or losses and the unrealized appreciation (depreciation) on those investments. Dividends on Company common stock and mutual funds are recorded on the record date. Interest income is recorded on the accrual basis.

     PAYMENT OF BENEFITS.  Benefits are recognized when paid.

     RECLASSIFICATIONS. Certain prior year amonts have been reclassified to conform with current year presentation.

 3. INVESTMENTS

     The Plan held the following individual investments whose aggregate fair value equaled or exceeded 5% of the Plan's net assets at December 31, 1998 and 1997:

                                                 1998            1997
                                              -----------     -----------
     Ryder System, Inc. Common Stock Fund     $11,371,980      12,480,570
     Fidelity Equity-Income Fund               17,382,113      16,117,961
     Putnam Voyager Fund A                     35,259,915      29,345,351
     Fidelity Contrafund                       13,289,456      10,664,928

4.   PLAN INVESTMENT FUNDS

     Investment Fund A ("Fund A") - Fund A is invested in Ryder System, Inc. common stock, which is purchased on a regular and continuous basis. Dividends are automatically reinvested in the common stock. Ownership is measured in units of the fund instead of shares of stock.

     Investment Fund B ("Fund B") - Fund B, the Managed Interest Income Fund, may be invested in short-term money market instruments through the Fidelity Short-Term Interest Fund and contracts with insurance companies, banks and other financial institutions. Fund B continues to maintain investments in fully benefit-responsive traditional and synthetic guaranteed investment contracts with various insurance companies, banks, and financial institutions. The average yield for the Managed Interest Income Fund was 6.2% in both 1998 and 1997. The weighted average crediting interest rates for the investment contracts in 1998 and 1997 were 5.5% and 6.1%, respectively. At December 31, 1998 and 1997, the fair value of the underlying assets of the synthetic GICs and the value of the related "wrapper" contracts were $19,054,730 and $(150,508), respectively and $6,776,583 and $(33,246), respectively. Prior to July 1, 1997, the holdings in this fund, which included a short-term interest income fund and fully benefit-responsive guaranteed investment contracts, were managed by State Street Bank.

     Investment Fund C ("Fund C") - Fund C, the Fidelity Equity-Income Fund, normally invests in income-producing equity securities, mainly large cap stocks, but may invest in other types of equity and debt securities. The fund may invest in securities of domestic and foreign issuers. Prior to July 1, 1997, Fund C was invested in the Lord Abbett Affiliated Fund.

     Investment Fund D ("Fund D") - Fund D, the Putnam Voyager Fund A, invests primarily in common stocks of both well-known, established companies, as well as smaller, less well-known companies. Investments are diversified across many different types of companies and industries. The fund may also invest in bonds. Since Plan inception, this fund has been invested solely in shares of the Putnam Voyager Fund A.

     Investment Fund E ("Fund E") - Fund E, the Fidelity Contrafund, invests primarily in common stock of domestic and foreign issuers that are selling below book value. Prior to July 1, 1997, holdings in this fund were invested in shares of the Mutual Series Fund, Inc., Qualified Income Fund.

     Investment Fund F ("Fund F") - Fund F, the Fidelity Diversified International Fund, normally invests at least 65% of total assets in foreign securities. The fund may be invested in all types of securities, including stocks and debt securities of companies and governments of all nations. Prior to July 1, 1997, holdings in this fund were invested in the Templeton Foreign Fund.

     Investment Fund G ("Fund G") - Fund G, the Fidelity Asset Manager Growth Fund, invests in all basic types of U.S. and foreign investments: stocks, bonds, and short-term/money market instruments. The fund's more aggressive approach focuses on stocks and will generally aim for the following combination: 70% stocks, 25% bonds, and 5% short-term/money market class. Prior to July 1, 1997, holdings in this fund were invested in the Life Solutions Growth Fund managed by State Street Bank.

     Investment Fund H ("Fund H") - Fund H, the Fidelity Asset Manager Fund, invests in all basic types of U.S. and foreign investments: stocks, bonds, and short-term/money market instruments. The fund will generally aim for the following combination: 50% stocks, 40% bonds, and 10% short-term/money market class. Prior to July 1, 1997, holdings in this fund were invested in the Life Solutions Balanced Growth Fund managed by State Street Bank.

     Investment Fund I ("Fund I") - Fund I, the Fidelity Asset Manager Income Fund, invests in all basic types of U.S. and foreign investments: stocks, bonds, and short-term/money market instruments. The fund focuses on bonds and short-term/money market instruments and aims for the following combination: 20% stock, 50% bonds, and 30% short-term/money market class. Prior to July 1, 1997, holdings in this fund were invested in the Life Solutions Income & Growth Fund managed by State Street Bank.

     Investment Fund J ("Fund J") - Fund J, the Fidelity U.S. Bond Index Fund, was added as an investment option in the Plan effective July 1, 1997. The fund purchases investment-grade securities with maturities of at least one year including U.S. Treasury and U.S. or government securities, corporate bonds, asset-backed and mortgage-backed securities, and U.S. dollar-denominated foreign securities.

     Investment Fund K ("Fund K") - Fund K, the Spartan U.S. Equity Index Fund, was added as an investment option in the Plan effective July 1, 1997. The fund invests in the 500 companies that make up the Standard & Poor's 500 Index and in other securities that are based on the value of the index. The fund's manager focuses on duplicating the composition and performance of a specific market index as opposed to a strategy of selecting attractive stocks.

     Investment Fund L ("Fund L") - Fund L, the Fidelity Aggressive Growth Fund (formerly known as Fidelity Emerging Growth Fund), was added as an investment option in the Plan effective July 1, 1997. The fund focuses on investment in stocks of medium-sized companies, but may invest substantially in larger or smaller companies. The fund invests in companies that are believed to offer the potential for accelerated earnings or revenue growth. This fund carries a "short-term trading fee", which is charged to discourage short-term buying and selling of fund shares. Currently the fee is 0.75% of the value of the shares sold.

     Investment Fund M ("Fund M") - Fund M, the Fidelity Growth Company Fund, was added as an investment option in the Plan effective July 1, 1997. The fund invests primarily in common stocks of domestic and foreign issuers. The fund invests in companies with earnings or gross sales that indicate the potential for above-average growth.

     The number of participants' accounts in each of the funds at December 31, 1998 and 1997 was as follows:

                                         1998       1997
                                         -----      -----
                      Fund A             6,382      2,957
                      Fund B             5,432      4,180
                      Fund C             2,799      2,172
                      Fund D             4,075      3,136
                      Fund E             2,466      1,821
                      Fund F             1,864      1,458
                      Fund G               510        282
                      Fund H               308        169
                      Fund I               212         97
                      Fund J               292         58
                      Fund K               625        156
                      Fund L               456         98
                      Fund M               512        124


     The following schedules summarize the net assets available for plan benefits and changes in net assets available for plan benefits for each investment fund of the Plan as of and for the years ended December 31, 1998 and 1997.

                     NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                DECEMBER 31, 1998

ASSETS                                                     FUND A       FUND B        FUND C       FUND D       FUND E
                                                        ------------------------------------------------------------------
Investments:
  Short-term money market instruments                   $          -     5,619,021            -            -            -
  Investment contracts, at contract value                          -    36,967,583            -            -            -
  Mutual funds                                                     -             -   17,382,113   35,259,915   13,289,456
  Ryder System, Inc. Common Stock                         11,371,980             -            -            -            -
  Participant loans receivable                                     -             -            -            -            -
                                                        ------------------------------------------------------------------
      Total investments                                   11,371,980    42,586,604   17,382,113   35,259,915   13,289,456
Contributions receivable and other                           410,497            90           27           53           22
                                                        ------------------------------------------------------------------
Net assets available for plan benefits                  $ 11,782,477    42,586,694   17,382,140   35,259,968   13,289,478
                                                        ==================================================================
Participant units outstanding                              1,400,490    42,586,604      312,909    1,608,573      234,010
                                                        ==================================================================
Participant unit investment value                       $       8.12          1.00        55.55        21.92        56.79
                                                        ==================================================================

ASSETS                                               FUND F      FUND G      FUND H    FUND I    FUND J      FUND K     FUND L
                                                     ----------------------------------------------------------------------------
Investments:
  Short-term money market instruments                        -           -          -         -         -            -         -
  Investment contracts, at contract value                    -           -          -         -         -            -         -
  Mutual funds                                       5,651,326   1,098,080    490,594   393,191   545,802    1,586,608   899,600
  Ryder System, Inc. Common Stock                            -           -          -         -         -            -         -
  Participant loans receivable                               -           -          -         -         -            -         -
                                                     ----------------------------------------------------------------------------
      Total investments                              5,651,326   1,098,080    490,594   393,191   545,802    1,586,608   899,600
Contributions receivable and other                          13           3          3         2         1            5         2
                                                     ----------------------------------------------------------------------------
Net assets available for plan benefits               5,651,339   1,098,083    490,597   393,193   545,803    1,586,613   899,602
                                                     ============================================================================
Participant units outstanding                          318,924      58,784     28,211    31,915    49,528       36,092    28,316
                                                     ============================================================================
Participant unit investment value                        17.72       18.68      17.39     12.32     11.02        43.96     31.77
                                                     ============================================================================

ASSETS                                               FUND M      LOANS         TOTAL
                                                     ------------------------------------
Investments:
  Short-term money market instruments                       -            -     5,619,021
  Investment contracts, at contract value                   -            -    36,967,583
  Mutual funds                                        703,779            -    77,300,464
  Ryder System, Inc. Common Stock                           -            -    11,371,980
  Participant loans receivable                              -   10,052,871    10,052,871
                                                     ------------------------------------
      Total investments                               703,779   10,052,871   141,311,919
Contributions receivable and other                          3         (129)      410,592
                                                     ------------------------------------
Net assets available for plan benefits                703,782   10,052,742   141,722,511
                                                     ====================================
Participant units outstanding                          13,794
                                                     =========
Participant unit investment value                       51.02
                                                     =========

                     NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                DECEMBER 31, 1997

ASSETS                                                     FUND A       FUND B        FUND C       FUND D       FUND E
                                                        --------------------------------------------------------------------
Investments:
  Short-term money market instruments                   $          -     4,801,205            -            -             -
  Investment contract, at contract value                           -    37,736,421            -            -             -
  Mutual funds                                                     -             -   16,117,961   29,345,351    10,664,928
  Ryder System, Inc. Common Stock                         12,480,570             -            -            -             -
  Participant loans receivable                                     -             -            -            -             -
                                                        --------------------------------------------------------------------
      Total investments                                   12,480,570    42,537,626   16,117,961   29,345,351    10,664,928
Contributions receivable and other                            16,974        73,577       20,290       42,056        17,965
                                                        --------------------------------------------------------------------
      Total assets                                        12,497,544    42,611,203   16,138,251   29,387,407    10,682,893
Other liabilities                                              1,013         6,079        1,226        2,401           819
                                                        --------------------------------------------------------------------
Net assets available for plan benefits                  $ 12,496,531    42,605,124   16,137,025   29,385,006    10,682,074
                                                        ====================================================================
Participant units outstanding                              1,246,810    42,537,626      307,536    1,540,438       228,714
                                                        ====================================================================
Participant unit investment value                       $      10.02          1.00        52.47        19.08         46.70
                                                        ====================================================================

ASSETS                                               FUND F     FUND G     FUND H    FUND I    FUND J    FUND K     FUND L
                                                     -------------------------------------------------------------------------
Investments:
  Short-term money market instruments                        -         -          -         -         -         -          -
  Investment contract, at contract value                     -         -          -         -         -         -          -
  Mutual funds                                       5,703,196   705,618    379,591   207,491    47,147   537,567    183,656
  Ryder System, Inc. Common Stock                            -         -          -         -         -         -          -
  Participant loans receivable                               -         -          -         -         -         -          -
                                                     -------------------------------------------------------------------------
      Total investments                              5,703,196   705,618    379,591   207,491    47,147   537,567    183,656
Contributions receivable and other                      12,121     2,639      1,516       962       187       655        515
                                                     -------------------------------------------------------------------------
      Total assets                                   5,715,317   708,257    381,107   208,453    47,334   538,222    184,171
Other liabilities                                          480        63         38        23         2        12          1
                                                     -------------------------------------------------------------------------
Net assets available for plan benefits               5,714,837   708,194    381,069   208,430    47,332   538,210    184,170
                                                     =========================================================================
Participant units outstanding                          353,577    38,183     20,686    17,035     4,369    15,368      7,733
                                                     =========================================================================
Participant unit investment value                        16.16     18.55      18.42     12.24     10.83     35.02      23.82
                                                     =========================================================================

ASSETS                                               FUND M      LOANS         TOTAL
                                                     -------------------------------------
Investments:
  Short-term money market instruments                       -            -      4,801,205
  Investment contract, at contract value                    -            -     37,736,421
  Mutual funds                                        217,553            -     64,110,059
  Ryder System, Inc. Common Stock                           -            -     12,480,570
  Participant loans receivable                              -    9,969,129      9,969,129
                                                     -------------------------------------
      Total investments                               217,553    9,969,129    129,097,384
Contributions receivable and other                        368      (57,903)       131,922
                                                     -------------------------------------
      Total assets                                    217,921    9,911,226    129,229,306
Other liabilities                                           1            -         12,158
                                                     -------------------------------------
Net assets available for plan benefits                217,920    9,911,226    129,217,148
                                                     =====================================
Participant units outstanding                           5,022
                                                     =========
Participant unit investment value                       43.39
                                                     =========

                                                              CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                                    FOR THE YEAR ENDED DECEMBER 31, 1998

                                                   FUND A           FUND B          FUND C         FUND D         FUND E
                                                ---------------------------------------------------------------------------
Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation)
      in fair value of investments              $ (2,524,826)           --           974,959      4,522,865      2,220,423
    Dividends                                           --              --           987,499      2,361,748        982,221
    Interest                                            --         2,503,163            --             --             --
                                                ---------------------------------------------------------------------------
    Net investment income                         (2,524,826)      2,503,163       1,962,458      6,884,613      3,202,644
                                                ---------------------------------------------------------------------------
  Contributions:
    Employer                                       2,559,660          41,712           5,731          8,632          2,407
    Employee                                         742,325       2,910,727         889,111      1,803,186        813,361
                                                ---------------------------------------------------------------------------
    Total contributions                            3,301,985       2,952,439         894,842      1,811,818        815,768
                                                ---------------------------------------------------------------------------
  Participant loan repayments                        402,218       1,621,416         499,061        914,651        361,776
                                                ---------------------------------------------------------------------------
    Total additions                                1,179,377       7,077,018       3,356,361      9,611,082      4,380,188
                                                ---------------------------------------------------------------------------
Deductions from net assets attributed to:
  Distributions to plan participants                 746,689       4,100,670         900,760      1,949,439      1,021,430
  Transfers to other plans                           148,566         529,438         158,805        341,550        204,848
  Administrative expenses                              7,604         112,831           7,431          7,884         10,841
  Loans to participants                              627,361       2,023,825         633,561      1,143,329        431,219
  Interfund transfers                                363,211         328,684         410,689        293,918        104,446
                                                ---------------------------------------------------------------------------
    Total deductions                               1,893,431       7,095,448       2,111,246      3,736,120      1,772,784
                                                ---------------------------------------------------------------------------
    Net increase (decrease)                         (714,054)        (18,430)      1,245,115      5,874,962      2,607,404
Net assets available for plan benefits:
  Beginning of year                               12,496,531      42,605,124      16,137,025     29,385,006     10,682,074
                                                ---------------------------------------------------------------------------
  End of year                                   $ 11,782,477      42,586,694      17,382,140     35,259,968     13,289,478
                                                ===========================================================================

                                                  FUND F         FUND G            FUND H          FUND I          FUND J
                                              -----------------------------------------------------------------------------
Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation)
      in fair value of investments                543,050           2,017         (22,174)           (844)          2,552
    Dividends                                     226,568         152,289          88,429          27,836          12,345
    Interest                                         --              --              --              --              --
                                              -----------------------------------------------------------------------------
    Net investment income                         769,618         154,306          66,255          26,992          14,897
                                              -----------------------------------------------------------------------------
  Contributions:
    Employer                                          394            (818)         (1,261)          1,229             756
    Employee                                      484,105         173,318         111,604          89,212          71,557
                                              -----------------------------------------------------------------------------
    Total contributions                           484,499         172,500         110,343          90,441          72,313
                                              -----------------------------------------------------------------------------
  Participant loan repayments                     210,613          44,214          15,834          12,562           3,158
                                              -----------------------------------------------------------------------------
    Total additions                             1,464,730         371,020         192,432         129,995          90,368
                                              -----------------------------------------------------------------------------
Deductions from net assets attributed to:
  Distributions to plan participants              670,572          54,731          34,967          11,919           9,934
  Transfers to other plans                        183,587          17,057           1,077           3,428             504
  Administrative expenses                          11,681           2,896           1,897           1,232             721
  Loans to participants                           242,934          65,671          26,174          14,124           2,757
  Interfund transfers                             419,454        (159,224)         18,789         (85,471)       (422,019)
                                              -----------------------------------------------------------------------------
    Total deductions                            1,528,228         (18,869)         82,904         (54,768)       (408,103)
                                              -----------------------------------------------------------------------------
    Net increase (decrease)                       (63,498)        389,889         109,528         184,763         498,471
Net assets available for plan benefits:
  Beginning of year                             5,714,837         708,194         381,069         208,430          47,332
                                              -----------------------------------------------------------------------------
  End of year                                   5,651,339       1,098,083         490,597         393,193         545,803
                                              =============================================================================

                                                           CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                                 FOR THE YEAR ENDED DECEMBER 31, 1998

                                                 FUND K          FUND L          FUND M        LOAN FUND        TOTAL
                                             ---------------------------------------------------------------------------
Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation)
      in fair value of investments               275,612         135,865          67,755            --         6,197,254
    Dividends                                     25,563          52,642          45,038            --         4,962,178
    Interest                                        --              --              --           715,401       3,218,564
                                             ---------------------------------------------------------------------------
    Net investment income                        301,175         188,507         112,793         715,401      14,377,996
                                             ---------------------------------------------------------------------------
  Contributions:
    Employer                                         352             628             655            --         2,620,077
    Employee                                     216,103         100,566         155,811            --         8,560,986
                                             ---------------------------------------------------------------------------
    Total contributions                          216,455         101,194         156,466            --        11,181,063
                                             ---------------------------------------------------------------------------
  Participant loan repayments                     62,067          22,543          25,818      (4,195,931)           --
                                             ---------------------------------------------------------------------------
    Total additions                              579,697         312,244         295,077      (3,480,530)     25,559,059
                                             ---------------------------------------------------------------------------
Deductions from net assets attributed to:
  Distributions to plan participants              34,741           7,969          33,093       1,675,522      11,252,436
  Transfers to other plans                        42,095             691             280            --         1,631,926
  Administrative expenses                          3,752             279             285            --           169,334
  Loans to participants                           55,962          14,207          16,444      (5,297,568)           --
  Interfund transfers                           (605,256)       (426,334)       (240,887)           --              --
                                             ---------------------------------------------------------------------------
    Total deductions                            (468,706)       (403,188)       (190,785)     (3,622,046)     13,053,696
                                             ---------------------------------------------------------------------------
    Net increase (decrease)                    1,048,403         715,432         485,862         141,516      12,505,363
Net assets available for plan benefits:
  Beginning of year                              538,210         184,170         217,920       9,911,226     129,217,148
                                             ---------------------------------------------------------------------------
  End of year                                  1,586,613         899,602         703,782      10,052,742     141,722,511
                                             ===========================================================================

                                                   CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                         FOR THE YEAR ENDED DECEMBER 31, 1997

                                               FUND A       FUND B       FUND C       FUND D       FUND E
                                            -----------------------------------------------------------------
Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation)
      in fair value of investments          $  2,252,114           -    2,887,139    4,718,038    1,302,883
    Dividends                                          -           -      703,239    1,741,482      876,911
    Interest                                       4,241   2,730,396          (79)       2,798        2,598
                                            -----------------------------------------------------------------
    Net investment income                      2,256,355   2,730,396    3,590,299    6,462,318    2,182,392
                                            -----------------------------------------------------------------
  Contributions:
    Employer                                     199,692   1,082,625      212,249      450,885      195,195
    Employee                                     716,703   3,052,395      848,608    1,805,939      815,684
                                            -----------------------------------------------------------------
    Total contributions                          916,395   4,135,020    1,060,857    2,256,824    1,010,879
                                            -----------------------------------------------------------------
  Participant loan repayments                    346,980   1,517,122      422,003      817,978      312,672
                                            -----------------------------------------------------------------
    Total additions                            3,519,730   8,382,538    5,073,159    9,537,120    3,505,943
                                            -----------------------------------------------------------------
Deductions from net assets attributed to:
  Distributions to plan participants           1,812,957   7,228,883    1,443,754    3,915,276    1,197,043
  Transfers to other plans                       628,080   1,348,144      589,636    1,936,246      642,962
  Administrative expenses                         16,773     135,987       21,699       40,047       12,558
  Loans to participants                          700,075   2,112,039      726,672    1,325,835      430,959
  Interfund transfers                            467,358   1,011,186     (988,182)   1,182,965     (465,825)
                                            -----------------------------------------------------------------
    Total deductions                           3,625,243  11,836,239    1,793,579    8,400,369    1,817,697
                                            -----------------------------------------------------------------
    Net increase (decrease)                     (105,513) (3,453,701)   3,279,580    1,136,751    1,688,246
Net assets available for plan benefits:
  Beginning of year                           12,602,044  46,058,825   12,857,445   28,248,255    8,993,828
                                            -----------------------------------------------------------------
  End of year                               $ 12,496,531  42,605,124   16,137,025   29,385,006   10,682,074
                                            =================================================================

                                               FUND F   FUND G   FUND H   FUND I     FUND J
                                            -------------------------------------------------
Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation)
      in fair value of investments             315,883   48,438   32,259    9,311       731
    Dividends                                  204,145   71,656   27,812    8,592       860
    Interest                                     1,213       93       78       19        12
                                            -------------------------------------------------
    Net investment income                      521,241  120,187   60,149   17,922     1,603
                                            -------------------------------------------------
  Contributions:
    Employer                                   130,973   40,632   25,102   14,844     1,415
    Employee                                   545,040  146,668   86,670   53,849    11,610
                                            -------------------------------------------------
    Total contributions                        676,013  187,300  111,772   68,693    13,025
                                            -------------------------------------------------
  Participant loan repayments                  214,910   20,708    8,499    7,454       967
                                            -------------------------------------------------
    Total additions                          1,412,164  328,195  180,420   94,069    15,595
                                            -------------------------------------------------
Deductions from net assets attributed to:
  Distributions to plan participants           737,436   60,605   20,203   14,321       156
  Transfers to other plans                     416,950  130,307  132,144   36,250     2,009
  Administrative expenses                        7,106    1,143      671      510        48
  Loans to participants                        268,052   48,911   16,587   20,445     2,000
  Interfund transfers                          (54,520) (93,217) (69,215) (61,877)  (35,950)
                                            -------------------------------------------------
    Total deductions                         1,375,024  147,749  100,390    9,649   (31,737)
                                            -------------------------------------------------
    Net increase (decrease)                     37,140  180,446   80,030   84,420    47,332
Net assets available for plan benefits:
  Beginning of year                          5,677,697  527,748  301,039  124,010         -
                                            -------------------------------------------------
  End of year                                5,714,837  708,194  381,069  208,430    47,332
                                            =================================================

                                              CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                             FUND K    FUND L    FUND M    LOAN FUND      TOTAL
                                            ------------------------------------------------------
Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation)
      in fair value of investments            17,121   (32,761)  (19,899)          -    11,531,257
    Dividends                                  5,134    31,161    18,779           -     3,689,771
    Interest                                      67        97        60     596,574     3,338,167
                                            ------------------------------------------------------
    Net investment income                     22,322    (1,503)   (1,060)    596,574    18,559,195
                                            ------------------------------------------------------
  Contributions:
    Employer                                   4,908     2,659     4,798           -     2,365,977
    Employee                                  35,313    18,723    19,895           -     8,157,097
                                            ------------------------------------------------------
    Total contributions                       40,221    21,382    24,693           -    10,523,074
                                            ------------------------------------------------------
  Participant loan repayments                  8,964    16,592     5,004  (3,699,853)            -
                                            ------------------------------------------------------
    Total additions                           71,507    36,471    28,637  (3,103,279)   29,082,269
                                            ------------------------------------------------------
Deductions from net assets attributed to:
  Distributions to plan participants               -       466    10,884   1,384,798    17,826,782
  Transfers to other plans                    39,712    16,697     1,678     469,961     6,390,776
  Administrative expenses                        330        37        16           -       236,925
  Loans to participants                       15,019     3,633       566  (5,670,793)            -
  Interfund transfers                       (521,764) (168,532) (202,427)          -             -
                                            ------------------------------------------------------
    Total deductions                        (466,703) (147,699) (189,283) (3,816,034)   24,454,483
                                            ------------------------------------------------------
    Net increase (decrease)                  538,210   184,170   217,920     712,755     4,627,786
Net assets available for plan benefits:
  Beginning of year                                -         -         -   9,198,471   124,589,362
                                            ------------------------------------------------------
  End of year                                538,210   184,170   217,920   9,911,226   129,217,148
                                            ======================================================

5.   TRANSFERS TO OTHER PLANS

     The Company also sponsors the Ryder System, Inc. Employee Savings Plan B ("Plan B") for salaried employees and the Ryder Student Transportation Services, Inc. Retirement/Savings Plan for part-time employees of Ryder Student Transportation Services, Inc. ("RSTS Plan"). Account balances of non-salaried employees in the Plan, who are subsequently promoted to a salaried position or transferred to Ryder Student Transportation Services, Inc., are, in turn, transferred to Plan B or the RSTS Plan, respectively. Transfers to Plan B for 1998 and 1997 amounted to $475,778 and $2,138,084, respectively. Transfers to the RSTS plan for 1998 and 1997 amounted to $34,090 and $0, respectively.

     Due to the sale of the Company's automotive carrier and consumer truck rental businesses, as well as the out-sourcing of various information technology functions, plan assets of $1,122,058 and $4,252,692 were transferred from the Plan to other plans in 1998 and 1997, respectively.

6.   RELATED PARTY TRANSACTIONS

     The Plan holds shares of Ryder System, Inc. common stock and recorded dividend income, net realized gains on sale and net unrealized appreciation in value of these securities.

     Certain Plan investments are/were shares of mutual funds managed by Fidelity Management Company or State Street Bank. These fund managers are/were affiliated with the Plan's current/former trustee and, therefore, these transactions qualify as party-in-interest.

7.   PLAN TERMINATION

     While it has not expressed any intention to do so, the Company may amend or terminate the Plan at any time. In the event of termination, Plan assets are payable to each participant in a lump sum equal to the balance in the participant's account.

8.   TAX STATUS OF THE PLAN

     The Plan qualifies as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended, (the "Code") and also qualifies as a cash or deferred arrangement under Section 401(k) of the Code and, therefore, is exempt from federal income taxes under Section 501(a) of the Code. A favorable tax determination letter obtained was dated August 26, 1996.

     Under a plan qualified pursuant to Sections 401(a) and (k) of the Code, participants generally will not be taxed on contributions or matching contributions, or earnings thereon, until such amounts are distributed to participants or their beneficiaries under the Plan. The tax-deferred contributions and matching contributions are deductible by the Company for tax purposes when those contributions are made, subject to certain limitations set forth in Section 404 of the Code.

     Participants or their beneficiaries will be taxed, at ordinary income tax rates, on the amount they receive as a distribution from the Plan, at the time they receive the distribution. However, if the participant or beneficiary receives a lump sum payment of the balance under the Plan in a single taxable year, and the distribution is made by reason of death, disability or termination of employment of the participant, or after the participant has attained age 59 1/2, then certain special tax rules may be applicable.

9.   ADMINISTRATIVE EXPENSES

     Administrative expenses are paid by the participants. At its discretion, the Company may elect to pay some administrative and marketing expenses.

10.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                       DECEMBER 31,
                                              ------------------------------
                                                  1998              1997
                                              -------------    -------------
     Net assets available for benefits
       per the financial statements           $ 141,722,511      129,217,148
     Amounts allocated to
       withdrawing participants                    (389,787)        (242,269)
                                              -------------    -------------
     Net assets available for
       benefits per the Form 5500             $ 141,332,724      128,974,879
                                              =============    =============

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                 YEAR ENDED
                                             DECEMBER 31, 1998
                                             -----------------
     Benefits paid to participants
       per the financial statements            $ 11,252,436
     Add:  Amounts allocated to
        withdrawing participants at
        December 31, 1998                           389,787
     Less:  Amounts allocated to
        withdrawing participants at
        December 31, 1997                           242,269
                                               ------------
     Benefits paid to participants
       per the Form 5500                       $ 11,399,954
                                               ============

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

11.  YEAR 2000 PREPAREDNESS (UNAUDITED)

     The Year 2000 issue is the result of information systems, including computer systems and software products, using two digits rather than four to indicate the applicable year. The operations and records of the Plan are dependent on the information systems of the Company, Plan trustee/recordkeeper, and various other service providers, which are outside the Plan administrator's scope of control such as financial institutions and government functions. Therefore, the Plan could be adversely affected if these information systems do not properly process date-related information from and after January 1, 2000. Both the Company and Plan trustee/recordkeeper have indicated that they are: (1) currently in the remediation and testing phases of their Year 2000 readiness plans with testing expected to continue until late 1999, and (2) developing and refining contingency plans for their respective information systems and processes. The Plan administrator will continue to monitor their progress and can make no assurances that the Plan will not be materially impacted by potential Year 2000 failure. In addition, the Plan administrator cannot reasonably predict the possible exposure and impact of Year 2000 failure on the Plan resulting from other service providers, which are outside the scope of its control.

                                 EXHIBIT INDEX


EXHIBIT                 DESCRIPTION
-------                 -----------

23.1           Independent Auditors' Consent
99.1           Item 27A - Schedule of Assets Held for
                 Investment Purposes - December 31, 1998
99.2           Item 27d - Schedule of Reportable Transactions
                 for the year ended December 31, 1998